

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2021

Brian Coe
Chief Executive Officer
Talis Biomedical Corporation
230 Constitution Drive
Menlo Park, CA 94025

> **Re: Talis Biomedical Corporation**
> **Registration Statement on Form S-1**
> **Filed January 22, 2021**
> **File No. 333-252360**

Dear Mr. Coe:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 14, 2021 letter.

Registration Statement on Form S-1 filed January 22, 2021

Talis One tests, page 126

1.   We note your response to prior comment 2 and reissue. Please revise the Overview section of the Prospectus Summary to clearly disclose that your initial focus was on women's health and sexually transmitted infections and that you postponed development of that program to focus on a COVID-19 test. Alternatively, tell us why this information does not warrant summary level disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Tim Buchmiller at 202-551-3635 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: Karen E. Deschaine, Esq.